Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2007

Prepared as at May 29, 2007

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4
Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	5
Results of operations	6
Liquidity and Capital Resources	11
Working capital	11
Key contractual obligations	11
Off balance sheet arrangements	12
Transactions with related parties	12
Financial and derivative instruments	12
Critical accounting estimates	12
Evaluation of disclosure controls and procedures	12
Outlook	13
Current outlook	13
Public securities filing	13

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation (formerly Noble House Entertainment Inc.) for the three and nine months ended March 31, 2007 should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended March 31, 2007 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2006. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at May 29, 2007. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc. On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000. All amounts under the facility were repaid in the three months ended December 31, 2006. The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company. After a series of advances and repayments under this second facility, as at March 31, 2007, the amount advanced is approximately $160,000. The Company is obligated for further advances of an additional $40,000 under the financing agreement. The Company is expected to be repaid upon successful completion and distribution of the film.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) (formerly Noble House Film and Television Inc.) formalized distribution arrangements for one of its recently completed films, King of Sorrow. The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.

The following table summarizes financial information for the quarter ended March 31, 2007 and the preceding seven quarters:

Fiscal year	2007	2006				2005
Quarters ended	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005

Total Revenue	15,682	33,943	6,810	-	-	7,052	-	5,031
Loss from continuing operations	(229,265)	(41,707)	(185,061)	(402,078)	(144,392)	(70,352)	(65,275)	(196,819)
Net loss per share - basic and diluted	(0.02)	0.00	(0.01)	(0.03)	(0.02)	(0.01)	(0.01)	(0.02)

During the quarter ended March 31, 2007, losses were increased from the quarter ended December 31, 2006 as the Company spent significant funds on legal fees as it held its annual general meeting, and investigated different business opportunities and various share capital registrations. It also granted 1,000,000 stock options to consultants resulting in a stock compensation charge of $136,179 during the quarter. The loss in the quarter ended December 31, 2006 was much less than in the quarter ended September 30, 2006 as the Company reduced its staff at its wholly owned subsidiary, LRPC, and had a foreign exchange gain due to the weakening Canadian dollar against the US dollar. This was a further improvement from the quarter ended June 30, 2006 when the Company wrote down the value of much of its intellectual property. This was based on a detailed review of the scripts and distribution agreements acquired in November 2004, and resulted in a writedown of $207,500 in the quarter ended June 30, 2006. Otherwise, the general increase in losses from June 30, 2005 through September 30, 2006 were mainly due to operating expenses of LRPC, which became operational from February 2005 onward.

Number of Common Shares and Warrants

These are as follows on March 31, 2007 and May 29, 2007, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in November 2004	3,500,000	$0.10	November 30, 2009

Warrants issued in April 2006	1,193,600	$0.10	November 30, 2009

Warrants issued in June 2006	1,500,000	$0.10	November 30, 2009

	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date. On February 27, 2007, the conversion price of all previously issued warrants was reduced to US$0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. This resulted in an increase in the value of the warrants and a reduction in the value of the shares issued of $486,395 using a Black-Scholes option price model.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2006, except as detailed below:

Investment Strategy

We have received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders. We are not limited to any particular industry or type of business, and we may choose to stay within the film industry. We have not yet identified or selected any specific investment opportunity. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the investment opportunity which we may ultimately decide to pursue.

Forward looking statements

This report contains forward-looking statements. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. These forward-looking statements are based on certain assumptions and reflect the Company’s current expectations. The reader should not place undue reliance on them. They involve known and unknown risks, uncertainties and other factors that may cause them to differ materially from the anticipated future results or expectations expressed or implied by such forward-looking statements. Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements. Risks and uncertainties include, but are not limited to:

► The Company’s lack of substantial operating history
► The success of the film projects in which the Company has interests
► The impact of competition
► The enforceability of legal rights
► The volatility of the entertainment industry
► Changes to the regulatory environment
►	Technological changes that increase competition or facilitate the infringement of the Company’s intellectual property

Important factors that could cause the actual results to differ materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the Company’s 2006 fiscal period. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Business Plan and Strategy

The Company’s business plan continued to evolve in the third quarter of fiscal 2007. During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films. However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach in the final quarter of fiscal 2006.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time. The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During the three month period ended September 30, 2006, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past. The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet. All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006. The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet. After a series of advances and repayments under this second facility, as at March 31, 2007, the amount advanced is approximately $160,000. The Company is obligated for further advances of an additional $40,000 under the financing agreement. The Company is expected to be repaid upon successful completion and distribution of The Poet.

Results of Operations

	Three months	Nine months	Three months	Nine months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2007	2007	2006	2006
Income	$15,682	$56,434	$-	$7,052
Expenses	(244,947)	(512,467)	(144,392)	(287,071)
Net loss for period	(229,265)	(456,033)	(144,392)	(280,019)
Deficit at end of period	(5,936,389)		(5,078,278)

Overview

The following were the key events in the three and nine month periods ended March 31, 2007 -

a)
The Company’s subsidiary, LRPC was restructured to reduce the number of full time consultants effective September 1, 2006. The Company entered into an international distribution agreement for its recently completed film, King of Sorrow. The first sales of King of Sorrow occurred at the Berlin Film Festival in February, 2007.

b)
The Company entered into an agreement with a production company, The Poet Inc., to provide bridge financing of up to $1.8 million for production expenses of the film that The Poet Inc. is in the process of developing in the three months ended September 30, 2006. These were repaid in the three months ended December 31, 2006.

c)
In the three months ended December 31, 2006, the Company entered into additional agreements to provide up to $625,000 in additional financing to The Poet Inc. After a number series of advances and repayments under this second facility, as at March 31, 2007, the amount advanced is approximately $160,000. The Company is obligated for further advances of an additional $40,000 under the financing agreement. The Company is expected to be repaid upon successful completion and distribution of The Poet.

d)	The lawsuit brought against the Company in Florida in October, 2005 was dismissed on March 29, 2007.

e)
On February 9, 2007, 1,000,000 options were granted to management by the board of directors. The options granted were issued at a strike price of US$0.15 per share, expired on February 9, 2012 and were fully vested. On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000. The board of directors of the Company has full discretion to decide the option price and vesting periods. The options are convertible into an equal number of common shares of the Company.

As a result of the granting of the options described above, the fair value of these options has been estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model.

The amount of $136,179 has been accounted for as a stock compensation expense in the three months ended March 31, 2007.

f)
On February 27, 2007, the conversion price of all previously issued warrants (total of 6,193,600) was reduced to US $0.10 per warrant and the expiry date was extended to November 30, 2009 by the board of directors of the Company. The fair value of these warrants of February 27, 2007, the date of these changes, has been estimated using a Black-Scholes option price model.

The amount of $486,395 has been accounted for as a reduction of the value of the shares previously issued.

The following were the key events in the quarter ended March 31, 2006 -

a)
The Company’s subsidiary, LRPC was mainly engaged in providing production consulting services to production companies on two feature films. LRPC was a co-producer in one and consultant on the other. In both cases, revenue for LRPC was to be earned from the distribution of the completed films.

b)	The Company successfully negotiated with a group of accredited investors to raise equity funds through a private placement of approximately $1 million as of March 31, 2006.

Income

The Company’s primary source of income in the three and nine months ended March 31, 2007 was from interest earned on the bridge financing facility provided to a production company described earlier.

Additional revenue was generated by earning interest income on excess cash balances in the three and nine months ended March 31, 2007.

Expenses

The overall analysis of the expenses is as follows:

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	March 31,
	2007	2007	2006	2006

Stock based compensation	$136,179	$204,578	$57,001	$57,001
Professional fees	51,258	92,256	2,544	11,315
Consulting expenses	30,000	123,678	43,019	142,489
Office and general	11,926	72,093	13,266	30,517
Foreign exchange gain	7,886	(9,820)	11,051	11,051
Shareholder information	7,491	24,624	1,719	7,034
Bank charges and interest	207	1,312	249	649
Promotion	-	3,746	10,543	12,015
Amortization of investment in film	-	-	5,000	15,000
and televison programs

	$244,947	$512,467	$144,392	$287,071

Stock based Compensation

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

During fiscal 2006, the board of directors of the Company approved and created two new Plans, which were all registered with Securities and Exchange Commission of the United States of America as required under the Securities Act of 1933:

1.
2006 Consultant Stock Compensation Plan covering one million common shares, which were issued to three consultants including a former director for his services as chief financial officer and two other consultants of the company for their services. The shares were valued at $228,000 based on the market price on the date of issuance. $114,001 was expensed in fiscal 2006 and the balance of $113,999 was deferred. An additional $57,000 was amortized in the three month period ended September 30, 2006.

On December 15, 2006, the Company cancelled 800,000 shares issued to a consultant due to lack of performance of duties. The Company recorded a reduction in share capital related to the cancellation of shares of $182,400 and an increase in contributed surplus of previously amortized charges of $136,800. It continued to record the amortization of the remaining fair value of the other 200,000 shares of $11,399 during the period.

2.
2006 Stock Option Plan covering one million options. None of the options were granted as at December 31, 2006. On February 9, 2007, 1,000,000 options were granted to management by the Board of Directors. On the same date the Board of Directors increased the number of options available to be granted under the plan to 3,000,000. As a result of this grant, an expense of $136,179 was incurred in the three months ended March 31, 2007.

Professional fees

Professional fees in the three months ended March 31, 2007 were comprised of legal fees of $51,258. Legal fees relate primarily to the review of the Company’s various public filings, assistance in review of materials for the annual general meeting of shareholders held March 12, 2007, and general corporate matters. In the nine month period ended March 31, 2007, legal fees totaled $85,206 and were for similar work described above as well as assistance with the special shareholder meeting held October 4, 2006. Audit fees in the nine month period ended March 31, 2007 total $7,050 and relate to fees being higher than what was previously accrued in the year end accrual for fees.

Professional fees in the three month period ended March 31, 2006 were $2,544 of legal fees related to costs incurred in submitting a motion to dismiss a case against the Company in a Circuit court in Florida brought by an individual for alleged non receipt of shares in 1997. In the nine month period ended March 31, 2006, total legal fees were $6,469 for both the Florida legal matter and general corporate matters and $4,846 in a shortfall in audit fee estimate compared to the final billing.

Consulting Expenses

Consulting expenses for the three months ended March 31, 2007 of $30,000 are fees paid to the Chief Financial Officer for consulting services provided during the period. Consulting expenses for the nine months ended March 31, 2007 of $123,678 include fees paid to a former director and officer of $40,000 and the Chief Financial Officer of $50,000 for consulting services provided during the period. The balance related to consulting fees paid to 6 individuals who worked for the Company’s subsidiary. Two of the former executives of the subsidiary, Mr. Damian Lee, the former President, and Mr. Lowell Conn, the former vice president, were paid a total of approximately $23,000 in the six month period. All long term consulting contracts with the Company’s former senior management were cancelled without any penalty or further obligation in the three month period ended September 30, 2006.

Consulting expenses for the three and nine months ended March 31, 2006 consisted mainly of monthly fees paid to seven consultants working for LRPC, which became fully operational in February 2005. Two of the executives, Damian Lee, the former CEO of the Company and the former president of LRPC and Lowell Conn, the former vice president of LRPC were paid a total of $33,700 in the three months ended March 31, 2006 (nine months ended March 31, 2006 - $95,700) as per the terms of five-year consulting contracts.

Office and general

These costs include insurance, rent, telephone, and other general and administration costs.

Insurance costs for the three months ended March 31, 2007 of approximately $11,000 (nine months ended March 31, 2007 - $33,000) relate to a directors and officers insurance policy entered into during the first quarter of fiscal 2007 for a twelve month period of time. The expense relates to amortizing one quarter of the cost in the quarter. No such policy was in place a year ago.

Rent for the three months ended March 31, 2007 was nil as the company shared its premises with a production company during the quarter. In the three months ended September 30, 2006, rent was approximately $9,000 as the Company was transitioning locations and was incurring rental costs at two locations. In the three and nine months ended March 31, 2006 rent was incurred for the office space of the subsidiary, LRPC, which was rented at $1,300 per month under a month-to month lease as well as a small charge for corporate space from Current Capital Corporation, a shareholder.

Miscellaneous office and general costs include the costs of various administrative travel, courier, web site development, etc. not categorized elsewhere in the financial statements. These costs totalled $1,126 in the three months ended March 31, 2007 compared to $8,356 in the three months ended March 31, 2006 because of there being fewer employees and consultants in fiscal 2007 compared to 2006, and associated administration costs declined accordingly. The Company also spent approximately $5,000 developing a corporate website in the three months ended March 31, 2006. When comparing the nine months ended March 31, 2007 to the nine months ended March 31, 2006, other office and general costs increased primarily due to higher travel costs of approximately $19,000 being incurred by the CEO of the business.

Foreign exchange gain

Exchange loss for the three months ended March 31, 2007 related entirely to the translation of US dollar balances and transactions into Canadian dollars at March 31, 2007 compared to the exchange rate used at December 31, 2006 as the Canadian dollar strengthened against the US dollar. In the nine months ended March 31, 2007, the Canadian dollar weakened against the US dollar, resulting in gain for the period of $9,820.

For the three and nine months ended March 31, 2006 there was an $11,051 foreign exchange loss due to movements of the Canadian and US dollar in the period.

Shareholder Information

Shareholder information costs in the three and nine months ended March 31, 2007 consist of the cost of holding a special shareholders’ meetings in October 2006, an annual general meeting of March 12, 2007, regulatory and related filing fees and transfer agent fees.

Shareholder information costs in the three and nine months ended March 31, 2006 comprised transfer agent fees, annual general meeting costs and regulatory and related filing fees.

Promotion

During the three and nine month period ended March 31, 2007, these costs related to the promotion of King of Sorrow. During the three and nine month period ended March 31, 2006, these costs related to sales, marketing, travel and related costs for visits to the UK and US for promotional efforts for certain films and discussions with the group of investors who participated in the private placement.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script has been developed into a feature film for which the Company held the certain distribution rights. As at March 31, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

In the three month and nine month periods ended March 31, 2006, the carrying value of distribution agreements had been amortised over 36 months on a straight line method as per the Company’s policy. The amortisation for the quarter and the nine months reflected pro-rata amortisation. No further adjustment was considered necessary on the basis of the evaluation carried out by the management at that time.

Warrants Issued - 2006

In January 2006, management approved changes to the terms of 3.5 million warrants issued in November 2004 to a production house as part of the purchase price of the acquisition of film properties. The changes involved a reduction of conversion price from US $1 per warrant to US $0.50 per warrant and extension of the expiry date from November 30, 2006 to November 30, 2008. These changes necessitated re-evaluating the fair value of the warrants on the date of granting of these concessions. In March 2006, the Company issued 1 million warrants as part of the Units issued under a private placement. These warrants had a conversion price of US $0.65 and would have expired within two years.

The fair value at the time was ascertained to be $2,385,634 using the Black-Scholes option price model and certain assumptions as more fully explained in Note 9 of the unaudited consolidated financial statements for the nine months ended march 31, 2006. The amount was reduced from paid up capital as required by the Canadian and US generally accepted accounting principles and included under equity and contributed surplus.

Liquidity and Capital Resources

Working Capital

As at March 31, 2007, the Company had a net working capital position of $2,134,327 compared to a working capital position of $2,222,890 at December 31, 2006 and $2,499,781 as of June 30, 2006. Cash on hand as at March 31, 2007 was $1,868,572 compared to $2,140,670 in cash and treasury bills as at June 30, 2006.

The working capital position has declined by approximately $89,000 on a quarter over quarter basis due to the financing of the operating loss of the business in the three months ended March 31, 2007 and the financing of a feature film as disclosed earlier.

The Company believes it has adequate cash on hand to meet its cash requirements in the upcoming fiscal year.

Key Contractual obligations

These are detailed in Note 12 - commitments and contingent liabilities to the consolidated financial statements for the quarter ended March 31, 2007.

Off balance sheet arrangements

At March 31, 2007 and 2006, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties - update

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three and nine months ended March 31, 2007 and 2006 are discussed in Note 11 of the unaudited consolidate financial statements.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at March 31, 2007.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended March 31, 2007 and 2006, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2006. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended March 31, 2007.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.9 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com